UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2024
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

April 24, 2024

METHANEX RENEWS AND ADDS NEW TRANCHE TO REVOLVING CREDIT FACILITY

VANCOUVER, BRITISH COLUMBIA (April 24, 2024) – Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced today that it has renewed its US$300 million revolving credit facility, which replaces the Company’s existing revolving facility, and added an additional US$200 million tranche. The facility has been arranged with a syndicate of banks and will expire April 24, 2028 with the US$200 million tranche expiring April 24, 2026. RBC Capital Markets was the Arranger for the facility.

Rich Sumner, President and CEO, commented "Our credit facility renewal underscores our dedication to a prudent and robust financial strategy. This additional financial capacity provides us with increased flexibility to manage our business and is an example of our commitment to maintain ample liquidity and financial flexibility across the methanol price cycle, ensuring a resilient balance sheet."

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com .

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Inquiries:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 24, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary